SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549


                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                         Amendment No. 9


                       MYCOGEN CORPORATION
                    (NAME OF SUBJECT COMPANY)


Common Stock, par value $.001 per share (Including the Associated
                             Rights)
                 (TITLE OF CLASS OF SECURITIES)

                           628452 10 4
                         (CUSIP Number)


John Scriven          J. Pedro          Louis W. Pribila
Vice President,       Reinhard          Vice President,
General Counsel and   President         Secretary
Secretary             Rofan Services    and General
The Dow Chemical      Inc.              Counsel
Company               2030 Dow Center   DowElanco
2030 Dow Center       Midland, MI       9330 Zionsville
Midland, MI  48674    48674             Road
(517) 636-1000        (517) 636-1000    Indianapolis, IN
                                        46268
                                        (317) 337-3000
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                          June 30, 1997
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].


Check the following box if a fee is being paid with this statement [ ].
                      CUSIP No. 628452 10 4


1)  Name of Reporting Person     The Dow Chemical Company
and its I.R.S.                   I.R.S. Identification No.
Identification No.               38-1285128

                                 Rofan Services Inc.
                                 I.R.S. Identification No.
                                 38-2853855

                                 DowElanco
                                 I.R.S. Identification No.
                                 35-1781118



2)  Check the Appropriate Box if a   (a)     [    ]
Member of a Group		     (b)     [    ]


3)  SEC Use Only


4)  Source of Funds              WC



5)  Check Box if Disclosure of
Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)   [    ]



6)  Citizenship or Place of          The Dow Chemical Company -
Organization                     Delaware
                                 Rofan Services Inc. - Delaware
                                 DowElanco - Indiana


Number of    7)  Sole Voting     17,868,245
Shares       Power
Beneficially _________________   _______________________________
Owned by     8)  Shared Voting
Each         Power               0
Reporting    _________________   _______________________________
Person With  9)  Sole            17,868,245
             Dispositive Power
             _________________   _______________________________
             10)  Shared         0
             Dispositive Power


11) Aggregate Amount
Beneficially owned by Each
Reporting Person as of           17,868,245
June 30, 1997

12) Check Box if the Aggregate
Amount in Row (11) Excludes      [    ]
Certain Shares

13) Percent of Class
Represented by Amount in         57.5%
Row (11)

14) Type of Reporting Person

    The Dow Chemical Company     CO
    Rofan Services Inc.          CO
    DowElanco                    PN


     This Amendment No. 9 amends the original Schedule 13D filed by the reporting persons on January 25, 1996, as amended by Amendment No. 1 filed on February 27, 1996, Amendment No. 2 filed on June 7, 1996, Amendment No. 3 filed on December 4, 1996, Amendment No. 4 filed on January 30, 1997, Amendment No. 5 filed on March 13, 1997, Amendment No. 6 filed on April 15, 1997, Amendment No. 7 filed on May 5, 1997, and Amendment No. 8 filed on May 22, 1997 (the "Schedule 13D"). All defined terms used but not otherwise defined herein have the meanings assigned to those terms in the Schedule 13D.

Item 2. Identity and Background.

     This Item 2 is hereby amended by adding the following information at the end thereof.

On June 30, 1997, The Dow Chemical Company ("TDCC") completed its purchase of the remaining 40% interest in DowElanco. Further details of the transaction, which results in TDCC owning 100% of DowElanco, are contained in the press release set out below.

  DOW ACQUIRES LILLY INTEREST IN DOWELANCO: June 30, 1997 - The Dow Chemical Company has completed its purchase of Eli Lilly and Company's 40 percent stake in DowElanco for $900 million plus
Lilly's share of undistributed earnings.   The purchase, which is
the result of Lilly's exercise of its option to sell, makes Dow the sole owner of DowElanco.

DowElanco, with annual sales of $2 billion, is one of the world's largest research-based agricultural products companies. The company is also the majority owner of Mycogen Corporation, a diversified agricultural biotechnology company.

"We are very excited about the opportunity to become 100 percent owners of DowElanco," said William S. Stavropoulos, Dow's president and CEO. "We see tremendous value growth potential in the agricultural products industry, especially as a result of DowElanco's strong position in biotechnology. This acquisition is a strong fit with our growth strategy which focuses on high-value businesses that complement our core strengths and adds to our growing portfolio of less cyclical performance businesses."

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by adding the following paragraph to the end thereof.

     DowElanco obtained the funds required to effect the Common
Stock purchases reported in Amendment No. 9 to Schedule 13D from working capital and other internal sources.


Item 4. Purpose of Transaction.

     Part (a) of this Item 4 is hereby amended by adding the following information to the end thereof.

     (a)  Since the filing of Amendment No. 8 to the Schedule
13D, DowElanco has purchased a number of shares in open market transactions. These transactions are summarized in the following table:


               Shares of
Date           Common Stock   Price/Share     Total Price

5/22/97        15,000         $22.000         $  330,000.00
5/27/97        10,000          22.750            227,500.00
5/28/97        80,000          23.125          1,850,000.00
6/6/97          5,000          22.750            113,750.00
6/9/97         50,000          23.000          1,150,000.00
6/10/97        50,000          22.875          1,143,750.00
6/11/97        60,000          22.875          1,372,500.00

On June 3, 1997, DowElanco purchased from John L. Hagaman 6,666 shares of Common Stock at $19.25 per share for an aggregate purchase price of $128,320.50. This purchase was made pursuant to an agreement between Mr. Hagaman and DowElanco dated February 19, 1996 in which DowElanco agreed to purchase from Mr. Hagaman any and all shares he acquires through the exercise of options to acquire Common Stock under the Mycogen Corporation 1992 Stock Option Plan. The purchase price per share was equal to the exercise price of the options.


Item 5. Interest in Securities of the Issuer.

     Parts (a), (b), (d) and (e) of this Item 5 are hereby amended in their entirety by replacing such sections with the indicated texts. Part (c) of Item 5 is hereby amended by adding the noted text to the end thereof.

     (a) DowElanco owns, and TDCC and Rofan indirectly own, an aggregate of 17,868,245 shares of Common Stock which represent approximately 57.5% of the total outstanding shares of Common
Stock.

     (b) DowElanco has, and TDCC and Rofan indirectly have, the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such 17,868,245 shares of Common Stock.

     (c)  Since the filing of Amendment No. 8 to Schedule 13D,
DowElanco has purchased 270,000 shares of Common Stock in open market transactions, and 6,666 shares of Common Stock in a
private transaction for an aggregate purchase price of
$6,315,820.50

     (d) None of TDCC, Rofan, DowElanco or their respective affiliates is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock other than, the 17,868,245 shares of Common Stock acquired by DowElanco.

     (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

Not applicable


Item 7.  Material to be filed as Exhibits

Not applicable

SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 11, 1997


          THE DOW CHEMICAL COMPANY

          By:	  /s/G. MICHAEL LYNCH
          Name:   G. Michael Lynch
          Title:  Vice President and Controller


          ROFAN SERVICES INC.

          By:	  /s/G.E. MERSZEI
          Name:   G. E. Merszei
          Title:  Vice President


          DOWELANCO

          By:	  /s/LOUIS W. PRIBILA
          Name:   Louis W. Pribila
          Title:  Vice President, Secretary and
                  General Counsel